[redacted]

08027207

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 49219

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/07 (MM/DD/YY) AND ENDING 12/31/07 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Bloomberg Tradebook, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

731 LEXINGTON AVENUE
(No. and Street)

NEW YORK (City) NY (State) 10022 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

HELEN MELADA 212-583-6000 (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PRICEWATERHOUSE COOPERS LLP
(Name – *if individual, state last, first, middle name*)

300 MADISON AVENUE (Address) NEW YORK (City) NY (State) 10006 (Zip Code)

PROCESSED
MAR 2 4 2008
THOMSON FINANCIAL

SEC Mail Processing Section
FEB 2 9 2008
Washington, DC
100

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, HELEN MELADA, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of BLOOMBERG TRADEBOOK, LLC, as of DECEMBER 31, 2007, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

VIKRAM S ARNEJA
Notary Public - State of New York
NO. 01AR6144175
Qualified in Nassau County
My Commission Expires 04/24/10

Helen Melada
Signature

CHIEF FINANCIAL OFFICER
Title

Vikram S. Arneja
Notary Public

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Bloomberg Tradebook LLC

Statement of Financial Condition

As of December 31, 2007

TABLE OF CONTENTS

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers LLP
PricewaterhouseCoopers Center
300 Madison Avenue
New York, NY 10017
Telephone (646) 471 3000
Facsimile (813) 286 6000

Report of Independent Auditors

To the Members of
Bloomberg Tradebook LLC:

In our opinion, the accompanying statement of financial condition presents fairly, in all material respects, the financial position of Bloomberg Tradebook LLC (the "Company") at December 31, 2007 in conformity with accounting principles generally accepted in the United States of America. This financial statement is the responsibility of the Company's management; our responsibility is to express an opinion on this financial statement based on our audit. We conducted our audit of this statement in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition, assessing the accounting principles used and significant estimates made by management, and evaluating the overall statement of financial condition presentation. We believe that our audit of the statement of financial condition provides a reasonable basis for our opinion.

PricewaterhouseCoopers LLP

February 26, 2008

BLOOMBERG TRADEBOOK LLC

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2007

ASSETS	
Cash and cash equivalents	$45,937,002
Receivable from clearing brokers, net of allowance of $530,882	25,442,151
Commissions receivable	2,927,959
Receivable from affiliates	2,852,620
Deferred tax assets	406,193
Securities owned, not readily marketable, at estimated fair value	2,250,000
Other assets	1,449,075
TOTAL ASSETS	$81,265,000
LIABILITIES AND MEMBERS' EQUITY	
LIABILITIES	
Accounts payable and accrued expenses	$4,219,636
Payable to affiliates	10,432,207
Deferred compensation	10,153,934
TOTAL LIABILITIES	24,805,777
Contingencies and guarantees (Note 6)	
MEMBERS' EQUITY	56,459,223
TOTAL LIABILITIES AND MEMBERS' EQUITY	$81,265,000

The accompanying notes are an integral part of this statement of financial condition.

BLOOMBERG TRADEBOOK LLC

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2007

1. ORGANIZATION AND NATURE OF BUSINESS

Bloomberg Tradebook LLC (the "Company"), a Delaware Limited Liability Company, was established on March 28, 1996, and commenced operations on December 12, 1996. Bloomberg LP ("Bloomberg" or "Partnership"), a Delaware Limited Partnership, is the managing member and owns 99% of the Company. Bloomberg T-Book Inc., a Delaware Corporation, is also a member and owns 1% of the Company.

The Company was formed to provide customers of the Bloomberg Financial Information Network ("BLOOMBERG PROFESSIONAL"), which is owned and operated by Bloomberg, with an automated trade execution, clearance and settlement system ("Tradebook System") for multiple asset classes. The Tradebook System currently processes equities, futures and options securities. The Company is a broker-dealer registered with the Securities and Exchange Commission and is a member of the Financial Industry Regulatory Authority ("FINRA"). The Company earns commission revenues and incurs expenses for executing and clearing services provided by the clearing brokers.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. The most significant estimates in the financial statements are the allowance for doubtful accounts, deferred taxes and fair value. Actual results could differ from these estimates.

Cash and Cash Equivalents

The Company considers all highly liquid investments with original maturities of three months or less to be cash equivalents. The Company maintains cash and cash equivalents with major, high-credit quality, financial institutions.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Fair Value

The fair value of all financial instruments, except for the investment in NSX Holdings, Inc., approximates book value due to the short-term nature of such instruments.

Securities Owned, Not Readily Marketable

Securities owned, not readily marketable, represents the Company's ownership interest in NSX Holdings, Inc., and is stated at fair value as determined by management at December 31, 2007.

Securities owned, not readily marketable, by their nature, have little or no price transparency. Such investments are initially carried at cost as an approximation of fair value. Adjustments to fair value are made if there are third party transactions evidencing a change in value. Downward adjustments will also be made, absent a third party transaction, if it is determined, after considering factors, including but not limited to, operating cash flows, financial performance relative to budgets or projections, trends within the sector or changes in expected exit strategies, that the expected realizable value of the investment is less than the carrying value.

Guarantor's Accounting and Disclosure for Guarantees

FASB Interpretation No. 45, "Guarantor's Accounting and Disclosure for Guarantees," requires the Company to disclose information about obligations under certain guarantee arrangements. In the normal course of business the Company enters into contracts that contain a variety of representations and warranties and which provide general indemnifications. The Company's maximum exposure under these arrangements is unknown, as this would involve future claims that may be made against the Company that have not occurred. However, based on experience, the Company expects the risk of loss to be remote. As such, the Company believes that the fair value of such warranties is not material.

New Accounting Pronouncements

In June 2006, the Financial Accounting Standards Board (FASB) issued Interpretation No. 48, "Accounting for Uncertainty in Income Taxes - an Interpretation of FASB Statement No. 109" ("FIN 48"), which clarifies the accounting for uncertain tax positions. This interpretation requires companies to recognize in their financial statements the impact of a tax position if that position is more likely than not of being sustained in an audit, based on the technical merits of the position. FIN 48 becomes effective for fiscal years beginning after December 15, 2007. The Company is currently evaluating the impact of adopting FIN 48. The Company does not believe that FIN 48 will have a material impact on its financial statements.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

New Accounting Pronouncements (continued)

In September 2006, the FASB issued SFAS 157, "Fair Value Measurements" (SFAS 157). SFAS 157 does not address "what" to measure at fair value; instead, it addresses "how" to measure fair value. SFAS 157 applies (with limited exceptions) to existing standards that require assets or liabilities to be measured at fair value. SFAS 157 establishes a fair value hierarchy, giving the highest priority to quoted prices in active markets and the lowest priority to unobservable data and requires new disclosures for assets and liabilities measured at fair value based on their level in the hierarchy. SFAS 157 is effective for financial statements issued for fiscal years beginning after November 15, 2007. The Company is currently evaluating the impact of adopting SFAS 157. The Company does not believe that SFAS 157 will have a material impact on its financial statements.

3. UNINCORPORATED BUSINESS TAX

The Company is a limited liability company, which is treated as a partnership for tax purposes. As a result, the income or loss of the Company is includable in the federal and state tax returns of the respective members. The Company is required to pay New York City Unincorporated Business Tax ("UBT").

UBT is accounted for using the asset and liability method pursuant to FASB No. 109, "Accounting for Income Taxes." Deferred taxes are recognized for the tax consequences of "temporary differences" by applying enacted statutory tax rates applicable to future year's differences between the financial statement carrying amounts and the tax bases of existing assets and liabilities.

The components of the deferred tax assets are as follows:

Deferred tax assets:	
Deferred compensation	$ 406,157
Allowance for doubtful accounts	36
Total	$ 406,193

4. DEFERRED COMPENSATION

The Company provides deferred compensation to certain employees in the form of certificates issued in a grant letter. Pursuant to the grant letter each certificate issued is valued at the greater of $30.30 or the increase in the Partnership's terminal installations (for which customers are being charged at least $700 per month) over a one-year valuation period, multiplied by $0.0303 plus an amount based on non-terminal revenues during the valuation period. The value of the grant is increased by an amount equal to simple interest at a 10% annual rate calculated from the end of the valuation period through the month preceding the month in which vesting occurs.

An employee's rights vest under this plan one month succeeding the month which is 12 or 24 months from the issuance date. Actual consideration for the value of the grant is due on the day the employee's rights vest under this plan. Although consideration on all grants may be made in either cash or partnership units, the Company has historically settled the liabilities in cash. The grants are non-assignable, and all rights granted to the employee are forfeitable if the employee does not remain employed from the date of the agreement through, and including, the vesting date.

In determining the compensation cost to be recognized over the vesting period, the Company estimates at each reporting date the forecasted value of the grant awards. The forecasted value is amortized over the vesting or service period of each grant.

5. RELATED PARTY TRANSACTIONS

Bloomberg licenses the use of the BLOOMBERG PROFESSIONAL to the Company and provides certain services to the Company, pursuant to a license and services agreement. These services include management and operation of the Tradebook System, administration, management, office space, and other services including, but not limited to, management information systems, telecommunications, accounting and financial services, legal and other support. In consideration, the Company must pay Bloomberg a license fee equal to 60% of the Company's Net Operating Income (as defined in the licenses and services agreement), but only to the extent that Tradebook has current Net Operating Income and such fee does not reduce the Company's net capital below the minimum net capital required by the FINRA.

In addition, the Company must pay Bloomberg a terminal rebate fee, equal to discounts received by customers on Bloomberg products. The Company must also reimburse Bloomberg for expenditures that Bloomberg incurs on behalf of the Company. At December 31, 2007, $9,850,072 is due to Bloomberg, which is included in payables to affiliates in the Statement of Financial Condition.

5. RELATED PARTY TRANSACTIONS (continued)

The Company provides certain services to Bloomberg Tradebook Bermuda Ltd ("BTBL"). Pursuant to a services agreement, BTBL must pay the Company a fee for such services, equal to 110% of the related costs. The amount receivable from BTBL was $2,517,940 as of December 31, 2007.

The Company also receives marketing services from certain Bloomberg subsidiaries. Pursuant to the service agreements, the Company must pay each affiliate a fee for such services, equal to the product of .50 times 110% of the operating costs.

At December 31, 2007, $582,131 related to these service agreements is due and included in payables to affiliates in the statement of financial condition. In addition, the Company must be reimbursed for any excess fees provided to such affiliates. At December 31, 2007, $55,834 related to the service agreements is due and included in receivables from affiliates in the Statement of Financial Condition.

The Company receives executing and clearing services from a related party broker-dealer. The company maintains a deposit with this related party. At December 31, 2007, $50,960 is deposited and included in receivables from affiliates in the Statement of Financial Condition.

Due to the above related party transactions, the financial position of the Company may differ from those that may have been achieved had the Company operated autonomously or as an entity independent of Bloomberg and its affiliates.

6. CONTINGENCIES AND GUARANTEES

In the normal course of business, the Company's business activities involve the introduction of securities transactions originating on the BLOOMBERG PROFESSIONAL service or approved computer-to-computer interfaces that are executed, cleared and settled by the clearing brokers. These activities may expose the company to risk of loss. If a failed trade occurs, the clearing brokers will bear the entire cost of settling that trade and the Company will not receive commission revenue resulting from originating the transaction. The clearing brokers may, with respect to any month, retain from the portion of revenues reimbursable to the Company, an amount not exceeding the amount of losses suffered by the clearing brokers that are a result of participant defaults occurring within such month, so long as such defaults are not the sole responsibility of the clearing brokers pursuant to the clearing agreements between the clearing brokers and the Company.

6. CONTINGENCIES AND GUARANTEES (continued)

In case of losses that have not been deducted from the portion of revenues reimbursable to the Company, the clearing brokers shall be entitled to recover out of future revenues up to an aggregate of $1,000,000 during the term of such agreements. The clearing brokers must report any participant default to the Company promptly upon becoming aware of such default. At December 31, 2007, the Company has recorded no liabilities with regard to these guarantees. During 2007, the Company made no payments to their clearing brokers related to these guarantees.

Pursuant to a transaction agreement, the Company is responsible for direct loss or damage incurred by customers of the BLOOMBERG PROFESSIONAL in the event of errors in transmission and/or processing caused by the BLOOMBERG PROFESSIONAL. The Company's liability is limited by the terms stated in the customer agreement. The Company maintains an insurance policy that provides protection against certain losses incurred in connection with the Company's normal business activities.

In addition, the Company has the right to pursue collection or performance from their customers who do not perform under their contractual obligations. The Company monitors the credit standing of the clearing brokers and all customers with which it conducts business.

7. DISTRIBUTIONS

The Company recognizes distributions when declared. During the year ended December 31, 2007, the Company declared and distributed $22,000,000 to its members. All distributions when made are in proportion to the members' equity.

8. SUBSEQUENT EVENTS

Effective January 1, 2008, the Company terminated a service agreement with one of its clearing brokers and entered into an arrangement with a new clearing broker. As part of this transition, the Company has assumed responsibility for executing its customers' equity security transactions, while the clearing broker performs the clearing and settlement activities for these transactions.

9. NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission's Uniform Net Capital Rule 15c3-1. The Company computes net capital under the alternative method, which requires that the maintenance of net capital, as defined, equal to the greater of $250,000 or 2 percent of aggregate debit items arising from customer transactions, as defined. At December 31, 2007, the Company had net capital of $33,348,204 and its net capital requirement was $250,000.

The Company is exempt from SEC Rule 15c3-3 pursuant to paragraph (k)(2)(ii), because it does not carry security accounts for customers or perform custodial functions related to customer securities.

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers LLP
PricewaterhouseCoopers Center
300 Madison Avenue
New York, NY 10017
Telephone (646) 471 3000
Facsimile (813) 286 6000

**Report of Independent Auditors on Internal Control
Required by SEC Rule 17a-5 and CFTC Regulation 1.16**

To the Members of Bloomberg Tradebook LLC
New York, New York

In planning and performing our audit of the financial statements and supplemental schedules of Bloomberg Tradebook LLC (the "Company") as of and for the year ended December 31, 2007, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (the "SEC") and Regulation 1.16 of the Commodity Futures Trading Commission (the "CFTC") , we have made a study of the practices and procedures followed by the Company. This study included tests of compliance with such practices and procedures, that we considered relevant to the objectives stated in Rule 17a-5(g) and Regulation 1.16, in the following:

1. Making the periodic computations of aggregate debits and net capital under Rule 17a-3(a)(11);
2. Determining compliance with the exemptive provisions of Rule 15c3-3, and
3. Making the periodic computations of minimum financial requirements pursuant to Regulation 1.17.

Because the Company does not carry security or commodity accounts for customers or perform custodial functions relating to customer securities or commodity accounts; we did not review the practices and procedures followed by the Company in any of the following:

1. Making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13;
2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System;

3. Making the daily computations of the segregation requirements of Section 4d(a)(2) of the Commodity Exchange Act and the regulations thereunder, and the segregation of funds based upon such computations; and
4. Making the daily computations of the foreign futures and foreign options secured amount requirements pursuant to Regulation 30.7 of the CFTC.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's and the CFTC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) and Regulation 1.16(d)(2) list additional objectives of the practices and procedures listed in the preceding paragraphs.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A *material weakness* is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first, second, and third paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities and certain regulated commodity customer and firm assets that we consider to be material weaknesses, as defined above.

PRICEWATERHOUSECOOPERS

We understand that practices and procedures that accomplish the objectives referred to in the second and third paragraphs of this report are considered by the SEC and CFTC to be adequate for their purposes in accordance with the Securities Exchange Act of 1934, the Commodity Exchange Act, and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2007 to meet the SEC's and the CFTC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the CFTC, the Financial Industry Regulatory Authority and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 or Regulation 1.16 of the CFTC in their regulation of registered broker-dealers and futures commission merchants, and is not intended to be and should not be used by anyone other than these specified parties.

PricewaterhouseCoopers LLP

February 26, 2008

END